EXHIBIT “C 1”

FIRST AMENDMENT TO THE ASSET PURCHASE AGREEMENT
DATED AS OF MARCH 18, 2004 BY AND AMONG
PLANET POLYMER TECHNOLOGIES, INC. AND ALLERGY FREE, LLC

                This first amendment (“Amendment”) to the Asset Purchase Agreement (“Agreement”) dated as of March 18, 2004 by and among Planet Polymer Technologies, Inc. (“Purchaser”) and Allergy Free, LLC (“Seller”) is made and entered into as of June 11, 2004 by and among the parties to the Agreement and is made with reference to the following:

RECITALS

                WHEREAS, the parties entered into the Agreement as of March 18, 2004;

                WHEREAS, the ability of the parties to close the transaction has been delayed due to factors outside of the control of either party, the parties now desire to amend the Agreement;

AGREEMENT

                NOW THEREFORE, in consideration of the above recitals and the mutual promises and agreements contained in this Amendment, and for valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, the parties hereby agree as follows:

                1.             In accordance with Section 4(b) of the Agreement, Seller has elected to reduce the Subordinated Convertible Note to $356,430 and take additional shares of common stock of Purchaser for the balance of the outstanding indebtedness of Allergy Free to its members determined at $.05 per share.

                2.             Section 8(l) is hereby amended and restated as follows:

                                “(1)         Distribution of Royalty Rights.  Immediately prior to the Closing, Purchaser shall assign to US Bank, or another Person, as Trustee, for the benefit of Purchaser’s shareholders of record on April 15, 2004, the right to receive all royalties payable to Purchaser pursuant to those certain Sale and Licensing Agreements between Purchaser and Agway, Inc., each dated March 31, 2003, relating to Purchaser’s FreshSeal and Optigen technology (“Agway Agreements”), the rights under which have been sold by Agway to BASF and Alltech, respectively, and that certain Purchase, Sale and License Agreement between Purchaser and Ryer Enterprises, LLC, dated May 1, 2003, as amended, relating to Purchaser’s MIM technology (“Ryer Agreement”). The Trustee will be instructed to distribute royalties received, if any, quarterly. The Agway Agreements

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and Ryer Agreement are collectively referred to as the Sale and Licensing Agreements. Purchaser will also assign to US Bank or another Person, as Trustee, for the benefit of Purchaser’s shareholders of record as of April 15, 2004, all proceeds received from Ryer or its Successor in prepayment of the Ryer Note, less fees and expenses related to accepting such prepayment and amending the Ryer Agreement. The terms of the Ryer Note are described more fully in the Ryer Agreement. Other than the right to receive and collect (i) royalties and (ii) proceeds received in prepayment of the Ryer Note, Purchaser will retain all other rights and obligations under the Sale and License Agreements. In the event Purchaser incurs costs or expenses in connection with obligations under the Sale and Licensing Agreements, Purchaser shall be entitled to reimbursement from the trust for such costs and expenses to the extent of any undistributed royalties received by the Trustee, provided such rights shall be subordinate to any rights of the Trustee for payment of its fees and expenses. In the event pursuant to the Sale and Licensing Agreement, Purchaser recovers the exclusive or nonexclusive right to exploit such technologies, Purchaser may do so for Purchaser’s own account and with no obligation to pay royalties to the Trustee.”

                3.             Section 10(a)(iii) of the Agreement is hereby amended and restated as follows:

                “(iii) Delay. At any time prior to the Acquisition Date by Purchaser or Seller in the event that the Acquisition is not consummated by August 31, 2004, except that Purchaser or Seller, as the case may be, shall not have the right to terminate pursuant to this Sub-Section 10(a)(iii) to the extent that the failure to close arises out or results from the knowing action or inaction of the party seeking to terminate pursuant to this Sub-Section 10 (a)(iii), which action or inaction is in violation of its obligations under this Agreement.”

                4.             Purchaser has selected June 15, 2004 as the “record date” for which shareholders of Purchaser will be entitled to vote on whether to approve the Acquisition.

                5.             Section 8(n) of the Agreement is hereby amended and restated as follows:

                “8.(n)  Concurrently with the Acquisition, Purchaser will offer to shareholders of Purchaser and Members of Seller the opportunity to purchase from Purchaser Common Stock in an unregistered Private Placement at a purchase price equal to $0.05 per share (the “Private Placement”). The aggregate offering will be up to $2,000,000 and subscriptions will be limited to accredited investors and up to thirty-five (35) other investors. If the offering is oversubscribed, shares will first be allocated to Purchaser shareholders on a pro rata basis, second to Seller Members and the balance, if any, to new investors.”

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                IN WITNESS WHEREOF, the parties have duly executed the amendment to agreement on the date first written above.

PLANET POLYMER TECHNOLOGIES, INC.

By: ______________________________
H. Mac Busby, President

ALLERGY FREE, LLC

By: SR Technologies Associates, Manager

By:	_________________________
Scott Glenn, President

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